JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

August 17, 2023

Ms. Deborah O’Neal

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

REX FANG Equity Premium Income ETF

Dear Ms. O’Neal:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on July 11, 2023. The comments related to Post-Effective Amendment (“PEA”) No. 55 to the registration statement of the Trust, which was filed on June 8, 2023, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of a new series of the Trust (as identified above) (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

Preliminary or General Comments

•	Please file this comment response letter on EDGAR.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement.

Response: As requested, the Trust will file this comment response letter on EDGAR. New or revised disclosure has been applied consistently in other sections throughout the registration statement.

Prospectus

1.	Comment: Please explain how “FANG” is an appropriate term in the name of the Fund when the Fund will invest in 15 companies rather than the four FANG stocks: Meta (formerly Facebook), Amazon, Netflix, and Alphabet/Google.

Ms. Deborah O’Neal

U.S. Securities and Exchange Commission

August 17, 2023

Response:     The Trust believes that the term “FANG” is a widely recognized term that is synonymous with the leading technology stocks that are the focus of the Fund’s investments. While the acronym “FANG” refers to the stocks of Meta Platforms, Inc. (META) (formerly Facebook), Amazon.com, Inc. (AMZN), Netflix Inc. (NFLX), and Alphabet Inc. (GOOGL) (formerly Google), the Trust notes that these stocks are permanent constituents of the Solactive FANG Innovation Index. The Fund expects to invest in these FANG stocks and the other Index constituents which are also large, tech-enabled stocks, similar to “FANG” stocks. The Fund’s investment portfolio is constructed with the same securities and same equal weighting of the stocks included in the Index. Accordingly, the use of “FANG” in the Fund’s name is consistent with the name of the Index and the Fund’s investment strategy.

Principal Investment Strategies

2.	Comment: In the section titled “About the Index” please clarify whether the statement: “[t]he Index is comprised of . . . the seven top traded names across the following FactSet Industries” means seven issuers in each of the 15 FactSet Industries or means the top seven issuers from all 15 FactSet industries.

Response:     The identified statement refers to seven issuers in aggregate, from across 15 FactSet Industries. The Fund has added clarifying disclosures to its Prospectus. The Solactive FANG Innovation Index, the benchmark Index for the Fund, includes 15 technology stocks. There are 8 core-components in the Index: Apple (AAPL), Amazon (AMZN), Meta Platforms (META), Alphabet (GOOGL), Microsoft (MSFT), Netflix (NFLX), NVIDIA (NVDA), and Tesla (TSLA). The remaining 7 stocks within the Index are determined by selecting the top traded names from a universe of these FactSet Industries:

•	Semiconductors
•	Electronic Components
•	Electronic Equipment/Instruments
•	Telecommunications Equipment
•	Computer Processing Hardware
•	Computer Peripherals
•	Computer Communications
•	Electronic Production Equipment
•	Data Processing Services
•	Information Technology Services
•	Packaged Software
•	Internet Software/Services

Each of the 8 “core” holdings in the portfolio are recognizable, large-cap technology companies domiciled in the United States, with the remaining 7 “non-core” components coming from the top traded U.S. technology stocks. These non-core holdings are meant to reflect the potential evolution of investor demand in the market; they are reconstituted quarterly according to trading volumes and may change from time to time.

Ms. Deborah O’Neal

U.S. Securities and Exchange Commission

August 17, 2023

The Trust has added disclosure to clarify the message above.

3.	Comment: In the section titled “About the Fund’s Strategy,” please explain or clarify in the disclosure the meaning of “slightly” in the sentence: “The Fund’s investment strategy is to write call options that are slightly out of the money…” Is it 7% as discussed later in the section titled “Call Writing Strategy Risk” in the “Principal Investment Risks” section.

Response:     The degree to which the Fund’s written call options will be out of the money when written will depend on market conditions at the time; however, the Fund intends to target written call options that are not at or in the money. The Fund has added clarifying disclosures to its Prospectus.

Principal Investment Risks

4.	Comment: Please consider adding more specific industry and sector risk, e.g., technology sector.

Response:     The following disclosure has been added:

Technology Industry Risk. The stock prices of technology and technology-related companies and, therefore, the value of the Fund, may experience significant price movements as a result of intense market volatility, worldwide competition, consumer preferences, product compatibility, product obsolescence, government regulation, excessive investor optimism or pessimism, or other factors.

The Index’s constituents are concentrated in the technology sector. Market or economic factors impacting technology companies and companies that rely heavily on technological advances could have a major effect on the level of the Index. The value of stocks of technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both in the U.S. and internationally. Stocks of technology companies and companies that rely heavily on technology tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel. Any of these factors could impact the Index, and adversely impact the Fund.

Ms. Deborah O’Neal

U.S. Securities and Exchange Commission

August 17, 2023

5.	Comment: Please identify the sub-adviser and provide the staff a copy of the sub-advisory agreement as an attachment to this response letter for the staff’s review, in addition to filing it as an exhibit to the registration statement.

Response:     Disclosure has been added describing the sub-adviser. The sub-advisory agreement is included as an attachment to this letter and will be filed as an exhibit to the registration statement.

Statement of Additional Information

6.	Comment: In the concentration policy (no. 4), please explain the purpose of the last sentence which states: “In complying with this restriction, the Fund will not consider a bank-issued guaranty or financial guaranty insurance as a separate security.” Please also cite the authority for this carve-out.

Response: The Trust has deleted this disclosure.

7.	Comment: On page 40 in the section titled “Acceptance of Orders for Creation Units” please delete “absolute” in the first sentence and nos. (5) and (7) in the list of reasons the Fund can reject a creation order.

Response:     The Trust has revised the disclosure as you have requested.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively